Exhibit 99.1

Nam Tai Property’s Leadership Obtains Full Control of On-Shore Assets and Reaches Global Settlement with Greater Sail Ltd. and Kaisa

SHENZHEN, China—(BUSINESS WIRE)--Nam Tai Property Inc. (OTC Expert Market: NTPIF) (“Nam Tai Property” or the “Company”) today announced that its reconstituted Board of Directors (the “Board”) and new management have lawfully obtained full control over the Company’s on-shore assets, including the corporate seals and business licenses of its subsidiaries (the “on-shore subsidiaries”) in the People’s Republic of China (the “PRC”) and completed the registration of the legal representative for each of its on-shore subsidiaries with the relevant Administrations for Market Regulation. Additionally, the Company has reached a global settlement with Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Group Holdings Limited (“Kaisa”), to amicably resolve all outstanding disputes between the parties across Hong Kong, the British Virgin Islands and the PRC.

Bo Hu, Chief Executive Officer and Board member, commented:

“Today’s announcement represents a very positive milestone for the Company. The reconstituted Board and leadership team are pleased to have obtained full control over the Company’s on-shore assets in an orderly and lawful manner and to have brought the outstanding disputes with GSL and Kaisa to a resolution. We believe that the conclusion of these matters positions us to focus on operating the business, investing more in our employees, building stronger relationships with local partners, and realizing the intrinsic value of the Company’s significant assets.”

Additional Details

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On-Shore Control – As previously disclosed, the Company has lawfully obtained access to the corporate seals (more commonly known as chops) and business licenses of all of its on-shore subsidiaries in the PRC. As such, the Company has now obtained full control over the on-shore subsidiaries. As of the date hereof, the Company has 58,002,366 shares, $0.01 par value per share, issued and outstanding.

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Settlement with GSL – As previously disclosed, in March 2021, GSL arbitration proceedings in Hong Kong against the Company, seeking among other things $146.9 million. As previously disclosed, the Company was also involved in numerous actions and proceedings with GSL and Kaisa across Hong Kong, the British Virgin Islands and the PRC. In October 2024, the Company, GSL and Kaisa reached a global settlement, through which they amicably resolved all outstanding disputes.

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Settlement with Credit Suisse/UBS – As previously disclosed, the Company held funds in a supply chain fund (the “Fund”) managed by Credit Suisse AG Hong Kong Branch (now a part of UBS Group AG) (“UBS”). In March 2021, the Fund was terminated and subsequently put in liquidation. In June 2024, UBS made a settlement offer, which the Company accepted.

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Settlement with West Ridge – As previously disclosed, in March 2021 the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) found that the 2020 private investment in public equity (the “2020 PIPE”) conducted by the Company was void. Related to this litigation, the Company, under the prior management team and board, entered into a settlement and indemnity agreement with West Ridge Investment Company Limited (“West Ridge”), providing for, among other things, the return of $23.8 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid. As also disclosed, in April 2022, the BVI Court issued a judgment against the Company and in favor of West Ridge in the amount of $23.8 million (the “West Ridge Judgment”). Since then, the West Ridge Judgment has accrued costs and interest. After the Company appealed the West Ridge Judgment, on July 27, 2023, the Eastern Caribbean Court of Appeal dismissed the Company’s appeal and affirmed the West Ridge Judgment.

In December 2024, the Company and West Ridge reached a final settlement agreement, settling their disputes.

The Company wishes to specifically thank its arbitration counsel Jose Sanchez at Vinson & Elkins. His relentless support and extraordinary results over the last 2.5 years were key in allowing the Company to favorably settle these disputes.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, judicial and regulatory challenges and/or delays, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the PRC. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

Longacre Square Partners

Greg Marose / Ashley Areopagita

ntp@longacresquare.com